New study demonstrates clinical efficacy of telithromycin superior to standard first-line antibiotic therapy for treatment of mild to moderate community-acquired pneumonia (CAP)

Paris, May 24 2005 – Data presented today at the annual International Conference of the American Thoracic Society in San Diego, California - USA, from the Community-acquired pneumonia Outcome in high Bacterial Resistance Areas (COBRA) study, a randomized clinical superiority trial, showed that the clinical efficacy of telithromycin (marketed as KETEK®) in outpatients with CAP is superior to that of local standard first line oral antibiotic therapy in areas with a high prevalence of penicillin or macrolide-resistant Streptococcus pneumoniae. The clinical cure rate with Ketek was 7.2 percent higher than the overall clinical cure rate with comparator antibiotics (see detailed results below).

“The clinical cure rates achieved in this study support the use of telithromycin as first line oral therapy for patients with (mild to moderate) community-acquired pneumonia and therefore may have important implications for decision making in everyday clinical practice”, said Professor C. Mayaud from the Service de Pneumologie/ Réanimation Respiratoire of Hôpital Tenon, Paris - France. “Even if this study was not powered to show significant differences by patient sub-group, comparator sub-groups, or causative pathogen, it may signal that there are clinical benefits in treating CAP with an antibiotic that is active against both antibiotic-resistant pneumococci and atypical pathogens.”

About the COBRA study
The COBRA study is a Phase IV clinical trial designed to compare the efficacy and safety of telithromycin to other standard, single agent antibiotics, such as ß-lactams, cephalosporins, macrolides, and quinolones, in outpatients with mild to moderate CAP in areas with a high prevalence of penicillin and erythromycin-resistant S. pneumoniae isolates (erythromycin resistance rate >30 percent). The study enrolled 505 patients from Italy, Spain, Taiwan, Korea, Hong Kong, Hungary, Thailand, South Africa, Singapore, Tunisia, and Greece and was completed in June 2004.

Outpatients with clinical and radiological evidence of CAP were centrally randomized to receive either telithromycin 800 mg for 7-10 days or other standard first line oral antibiotic therapy (chosen by investigators in line with local treatment guidelines). Clinical efficacy was assessed by the investigators post-therapy (Day 17-21) and reviewed by 3 independent experts blinded to treatment groups. Clinical failure was defined as subsequent antibiotic treatment for lower respiratory tract infection or CAP-related fever post-therapy.

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A total of 505 patients were enrolled; 482 were included in the modified intent to treat (mITT) efficacy analysis. In the comparators group (CMP), 39 percent of patients received macrolides, 44 percent ß-lactams, and 17 percent fluoroquinolones. Overall clinical cure rates in the telithromycin (TEL) group were significantly higher that those in the CMP group:

	Post-therapy clinical cure rate
Population	TEL % (n/N)	CMP % (n/N)	Difference, 95%CI	p-value
mITT (Primary analysis)	86.0% (208/242)	78.8% (189/240)	0.004 - 0.140	0.042
mITT (Expert- validated)[a]	92.1% (223/242)	85.8% (206/240)	0.008 - 0.119	0.029

In the subgroup of patients with documented pneumococcal CAP, clinical cure rates were 90.7 percent (39/43) for TEL vs. 76.3 percent (39/51) for CMP. Both treatments were similarly well tolerated.

Pneumonia is the leading infectious disease cause of death in the elderly and remains one of the top five causes of mortality in persons 65 of age and older1. It is generally recognized that S. pneumoniae is the most important causal bacterium in most countries2. In Europe, there are over 3 million cases of CAP annually with an estimated 2–3 million seen in the USA. Improvement in the outpatient management of CAP could result in significant benefit for the patients

About Telithromycin
Telithromycin, the first in a new class of antibiotics known as the ketolides, was specifically designed to treat community-acquired respiratory tract infections and is indicated for the treatment of acute exacerbation of chronic bronchitis; acute bacterial sinusitis; and mild to moderate CAP, including those infections caused by multi-drug resistant S. pneumoniae, in patients 18 and older.

Telithromycin works differently than other antibiotics by binding strongly to two sites on the bacterial ribosome, stopping protein production and eradicating the targeted bacteria. This strong dual binding helps provide coverage against antibiotic-resistant strains of S. pneumoniae in vitro.

Safety Information
Preliminary safety results from the study were consistent with the known safety profile of Ketek. Results from other Phase III studies and post-marketing spontaneous reports in more than 14 million exposures has shown that Ketek has an adverse event profile similar to that of other antibiotics used for the treatment of common RTIs. Overall, the safety and discontinuation rate is comparable with other standard, first-line oral antibiotics. The most commonly reported adverse reactions observed with telithromycin in clinical trials were gastrointestinal effects (diarrhoea, nausea etc.).

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About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY)

The sanofi-aventis Group conducts business in the U.S. through its subsidiaries Sanofi-Synthelabo Inc. and Aventis Pharmaceuticals Inc.

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1 Torres A, et.al. Effectiveness of oral moxifloxacin in standard first-line therapy in community-acquired pneumonia. Eur Respir J 2003; 21(1):135–143
2 Woodhead M. Community-acquired pneumonia in Europe: causative pathogens and resistance patterns. Eur Respir J 2002; 20:20S-27S

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